Enterprise V Corporation
5976 20th Street, No 177, Vero Beach, FL 32966
Ph: 772-794-2804  Fax: 772-539-8372
Email: rsmith@rkscapital.com


September 15, 2008


United States
Securities & Exchange Commission
100 f. Street, North East
Washington, DC 20549


Dear Sir or Madam:

Per your 7 August 2008 comments on this corporation's Form 10, I, Robert Smith, acting with full corporate authority as Corporate Secretary of Enterprise V Corporation, do hereby acknowledge that:
  - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing affective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  - The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By execution and submission hereof, Enterprise V Corporation hereby+ acknowledges and accepts the forgoing conditions.



/s/ Robert Smith
Robert Smith,
Corporate Secretary

c.c.: Enterprise Creations LLC/File